March 31, 2011
Response to N-SAR Sub-Item 77H: Changes in Control of Registrant

(a) Highland Funds Asset Management, L.P.

Acquired control due to investment adviser to the series on 02/18/11.

(b) GE Asset Management Incorporated

Ceased to be investment adviser to the series on 02/18/11.